January 29, 2010

US Securities and Exchange Commission
Division of Corporation Finance,
100 F Street NE,
Washington, D.C., 20549

Attention:	Kevin Vaughn
Branch Chief

Re:	MortgageBrokers.com Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008,
Filed April 15, 2009
Your File No. 333-105778

Dear Mr. Vaughn,

MortgageBrokers.com Holdings, Inc. (“MBKR”, the “Company”, “our”, “we” or “us”) is in receipt of correspondence from the United States Securities and Exchange Commission (“SEC”) dated December 8, 2009.

The following provides our responses to the SEC’s questions and comments with the hopes of better clarifying and enhancing our disclosures as contained in our afore-mentioned Form 10-K in keeping with our discussions to-date.  Our responses have been organized numerically corresponding with the numbered questions and comments set-down in the SEC’s October 20, 2009 correspondence.

Form 10-K for the Fiscal Year Ended December 31, 2008
Item 7.  Management’s Discussion and Analysis

1.  We will incorporate our referenced response into all future reports, including interim reports filed on Form 10-Q, to incorporate the information included in our response into our filings, and we provide the following responses regarding your additional requests:

➢
We disclosed in our October 20, 2009 correspondence commission fees earned by revenue stream.  We also disclosed that there is no variation, based on geographical area, for commission fees paid to the Company by lenders across Canada.

➢
Our current systems do not allow us to easily quantify the number of mortgage originations in each geographical territory we operate in.  For instance, our mortgage agents, because of our national licensure, process applications throughout the country of which we do not track.  We feel that it would be more meaningful to report total mortgage origination volume which is the most accurate presentation of origination data available to us.

260 Edgeley Blvd. Suite 11 • Concord, ON • L4K 3Y4
T 1.877.410.4848 • F 1.877.410.4845
www.mortgagebrokers.com

➢
In an attempt to provide enhanced disclosure, we previously stated that, “Management believes our revenue growth experienced between 2007 and 2008 was directly related to mortgage agent recruitment accomplishments, the organic growth of our existing agent’s books of business and improved revenue management.”  As disclosure of the information being requested in bullets 3, 4 and 5 to prove this generic statement would require the release of confidential information that would cause irreparable harm to our Company, we would rather remove the statement itself.  Therefore, on a go forward basis, for future filings, we will not make such a generic statement.

➢
MBKR has revised our disclosure of the changes in stock price used to determine the reported expenses as already filed associated with stock-based compensation in the underlying table.  On a go forward basis, this disclosure will be included in all fillings.

	Q4 2008	Q3 2008	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Q1 2007

PRICE PER SHARE @ END OF PERIOD	$0.11	$0.25	$0.10	$0.15	$0.30	$0.37	$0.52	$0.80
SHARE

OPENING BALANCE	2,470,750	5,030,769	3,954,870	3,297,149	2,569,538	2,288,512	1,856,627	1,017,313
NET SHARES EARNED(ISSUED)	349,408	-2,560,019	1,075,899	657,721	727,611	281,026	431,885	839,315

CLOSING BALANCE	2,820,158	2,470,750	5,030,769	3,954,870	3,297,149	2,569,538	2,288,512	1,856,627

VALUE

OPENING BALANCE	$607,700	$503,077	$593,231	$989,145	$950,730	$1,190,026	$1,489,302	$813,850
NET SHARES EARNED(ISSUED)	38,435	-627,205	107,590	98,658	218,283	103,980	224,580	504,202
NET CHANGE IN SHARE PRICE	-336,027	731,828	-197,744	-494,572	-179,868	-343,276	-523,856	171,250

CLOSING BALANCE	$310,108	$607,700	$503,077	$593,231	$989,145	$950,730	$1,190,026	$1,489,302

Form 10-Q for the period ended September 30, 2009

     2.  The following is a revision of the liquidity section of our Form 10-Q for the period ended September 30, 2009 that discusses the effects of currency translation on ending cash balances and will be included in future filings.

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Liquidity and Capital Resources

     As at September 30, 2009, we had $1,296,048 in cash; $7,183 of referral fees held in trust (which are awaiting completion of administrative processes  to distribute the fees to referral source agents), $61,072 in prepaid expenses, $114,267 in equipment and equipment under capital leases for a total of $1,478,570 in assets.  Comparatively as at December 31, 2008, we had $1,262,321 in cash; $17,848 of referral fees held in trust, $116,211 in prepaid expenses, $114,608 in equipment and equipment under capital leases a total of $1,510,988 in assets.

     As at September 30, 2009, we had $1,573,493 in accounts payable and accrued liabilities, $13,843 in loans payable to a related party, $306,754 in accrued stock-based compensation, $81,722 in bank indebtedness related to an unsecured term loan and $7,183 in trust liability associated with agent referral commissions payable awaiting transfer pending the completion of associated administration for a total of $1,982,995 in liabilities.  Comparatively as at December 31, 2008 at the beginning of the reporting period, the Company had $2,223,326 in accounts payable and accrued liabilities, $129,425 in loans payable to a related party, $310,108 in accrued stock-based compensation, $117,385 in bank indebtedness related to an unsecured term loan, $17,848 in trust liability associated with agent referral commissions payable awaiting transfer pending the completion of associated administration, capital lease obligations of $1,624 for a total of $2,799,716 in liabilities.

     Management makes the following comments regarding the most significant factors affecting Company liquidity and capital resources and their measured trends over the reporting period:

➢
It should be noted that relative reported period cash balances were affected by a 14% increase in the value of the Canadian dollar (where all of our operations take place) as compared to the United States dollar (what we report in for filing purposes) from December 31, 2008 to September 31, 2009.  As such, while cash and cash equivalents were reported as nominally increasing by 3% over the reporting period, cash balances in CDN dollars actually increased by approximately 17%.

➢
Accounts payable decreased by 29% over the reporting period to $1,573,493.  The bulk of this payable amount is Work in Progress payable following completion of mortgage agent origination compliance procedures.  Work in Progress mortgage agent commissions payable typically have an Average Days Payable of 10 business days.  Other items that make up this amount include accrued liabilities related to services received but not invoiced as of September 30, 2009 and employee vacation accrual and $264,146 in employee tax deductions payable (see discussion below).  The Company is in arrears on the tax withholdings due to Canada Revenue Agency (“CRA”) related to employee salaries.  As at the end of the reporting period, the company had a tax liability with CRA of $264,146.  The Company has negotiated an agreement with CRA which, if certain conditions are met (remaining current with existing payroll tax submissions and regular reporting), allows the Company to pay down the balance in monthly installments, which are currently $5,000 per month through to October, 2009 and then to continue to pay monthly installments of $10,000 until such time as the company is able to pay the balance to CRA in a lump sum payment.  In the event that the Company secures further investment capital, the balance is to be paid off in full shortly after receipt of the funds.  In addition, CRA has registered a Certificate in the Canadian Federal Court and the Property Register of Ontario for the amount owing to CRA.  The liability currently bears interest at 9% annually.

➢	Bank indebtedness decreased by 30% as the Company continues to pay down our loan facility with a lender.

     The Company reported a Net Income from operations for the third quarter of 2009 of $821,369, however $739,258 of it was associated with the recovery of accrued legal judgment expenses.  If we continue to grow at our current rate, it is expected by management that we will achieve consistent positive earnings from operations and should have adequate working capital for the near future to fund normal operations.  In the event that we grow beyond our available working capital resources, or experience a prolonged market down turn, we will likely need to rely upon the issuance of common stock and additional capital contributions from shareholders and/or loans from shareholders and third-party lenders to meet our working capital needs.

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3.  The Note to the financial statements in which the comment is included (Note 6(b) last line of second paragraph) should be removed since the company has always followed the policy under ASC 718-10.

4.  Our auditors were reviewed by PCAOB and this issue arose.  All shares issued to employees and accrued shares to the employees will be returned and cancelled and recorded in the fourth quarter of 2009.

If you have any further questions regarding these matters, please do not hesitate to contact the undersigned.

Yours truly,
MORTGAGEBROKERS.COM HOLDINGS, INC.

Alex Haditaghi,
Chief Executive Officer

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